UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

TELEFLEX INCORPORATED
(Exact name of Registrant as Specified in Its Charter)

Delaware	1-5353	23-1147939
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

550 E. Swedesford Road, Suite 400, Wayne, Pennsylvania	19087
(Address of Principal Executive Offices)	(Zip Code)

Tony Kennedy, Senior Vice President, Global Operations (610) 225-6800
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
x___ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

The disclosures required by this item are included in the Conflict Minerals Report of Teleflex Incorporated (the “Company”), which is filed as Exhibit 1.01 to this Form SD and is publicly available under the“Investors – SEC Filings” section of the Company’s website at www.teleflex.com.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits
Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period from January 1, 2014 to December 31, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2015	TELEFLEX INCORPORATED

	By:	/s/ Tony Kennedy
		Name:	Tony Kennedy
		Title:	Senior Vice President, Global Operations